Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China

January 28, 2013

By EDGAR Transmission
Pamela Long
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Longhai Steel, Inc.
Amendment No. 3 Registration Statement on Form S-1
Filed October 22, 2012
File No. 333-183949

Dear Ms. Long:

On behalf of Longhai Steel Inc. (“Longhai” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 14, 2012, providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Risk Factors, page 7

Risks Related to Our Business, page 7

Our operation may be adversely affected by the Chinese New Year . . . , page 8

1.

We note the revisions you made to this risk factor; however, you have not explained the reason why in the third quarter of 2012, you had such insufficient material supply that you temporarily closed your leased production line for the second time during the year. We understand that the first shutdown, during the first quarter of the year, was due to the Chinese New Year.

Longhai Response: Throughout the third quarter of 2012, steel billet price declined from RMB3500/ton at the beginning of July 2012 to RMB2800/ton at the end of September 2012. Therefore, our steel billets suppliers incurred lower gross margin and operating loss for each tonnage of its production. As a result, some suppliers reduced their production capacity to minimize their operating loss. As a result, we could not secure enough material supply for both our existing and leased production lines. Consequently, we had to shut down the leased production line during the third quarter.

The PRC government may determine that the VIE Agreements are not in compliance . . ., page 9

2.	Please revise to state the length of time that each production line shutdown persisted.

Longhai Response: We have revised our disclosure to include the shutdown time of each production line as following:

“Throughout the third quarter of 2012, steel billet price declined from RMB3500/ton at the beginning of July 2012 to RMB2800/ton at the end of September 2012. Therefore, our steel billets suppliers incurred lower gross margin and operating loss for each tonnage of its production. As a result, some suppliers reduced their production capacity to minimize their operating loss. As a result, we could not secure enough material supply for both our existing and leased production lines. Consequently, we had to shut down the leased production line during the third quarter. ~~Again, in the third quarter of 2012, the line was shut down due to insufficient material supply.~~ For example, during the Chinese New Year season of 2012, our existing production line was shut down for 17 days and our leased production line was shut down for 45 days. During the third quarter of 2012, the leased production line was shut down for 92 days. There can be no assurance that we will not temporarily close our production line in the future.”

3.

In addition, please explain what your “leased production line” is. We understand that you have a single leased production facility with two connected rolling lines, based on disclosure in MD&A and your Business section. Do you mean that you shut your operations entirely, or only one of the rolling lines?

Longhai Response: The “leased production line” is the straight layout single production line of 492 meters. Our existing production line is a Y-shaped layout facility with two connected rolling lines. When we shut down the leased production facility, we shut down that single straight production line.

MD&A, page 21

4.

If the company’s customers or suppliers significantly curtail their businesses during the one month period around the Chinese New Year and this is a trend that you expect to continue and it has a material impact on your operations, please consider whether this is a material factor impacting performance, and if so, discuss it along with similar factors in your Overview. You should also discuss the specific impact of the shutdowns, if material, on your results of operations, liquidity or financial position in other appropriate sections of MD&A.

Longhai Response: The slowdown of our business during Chinese New Year season does not have material impact on our performance. This is due to two reasons: 1. After the Chinese New Year holiday, we normally experience substantial sales increase so that it evens out the sales loss during the Chinese New Year break. As a result, the financial performance has not been materially impacted on the quarter basis. 2. Because of the repeating pattern of Chinese New Year shutdown in our industry, we have arranged our sales and production each year for time prior to and after Chinese New Year accordingly to minimize the impact on our operation.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8346.

Sincerely,

Longhai Steel Inc.

/s/ Chaojun Wang

Chaojun Wang
Chief Executive Officer

cc:	Louis Bevilacqua (via e-mail) Pillsbury Winthrop Shaw Pittman LLP